1-12154

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

Commission file number 1-12154

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

Waste Management, Inc.
1001 Fannin Street
Suite 4000
Houston, TX 77002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of
the Waste Management Retirement Savings Plan
for Bargaining Unit Employees:

We have audited the accompanying statements of net assets available for benefits of the Waste Management Retirement Savings Plan for Bargaining Unit Employees (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2001, and schedule G, Part III - schedule of nonexempt transactions for the year ended December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Houston, Texas
May 16, 2002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments, at fair value-		
Plan interest in the Master Trust (Note 3)	$551,212	$340,112
Total investments	551,212	340,112
Receivables-		
Employee contributions	2,266	37,302
NET ASSETS AVAILABLE FOR BENEFITS	$553,478	$377,414

The accompanying notes are an integral part of these financial statements.

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:	
Contributions-	
Employee	$286,169
Total additions	286,169
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:	
Net investment loss from the Master Trust (Note 3)	52,524
Benefits paid to participants	56,777
Administrative expenses	804
Total deductions	110,105
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	176,064
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	377,414
End of year	$553,478

The accompanying notes are an integral part of this financial statement.

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF PLAN:

The following description of the Waste Management Retirement Savings Plan for Bargaining Unit Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan available to all eligible bargaining unit employees, and their beneficiaries, of Waste Management Holdings, Inc. (Waste Management), and its affiliates (as defined in the Plan). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Administration

The board of directors of Waste Management, Inc. (WMI or the Company), the parent of Waste Management, has named an administrative committee (the Administrative Committee) to serve as administrator and fiduciary of all benefit plans of WMI and its subsidiaries, including the Plan. Waste Management has entered into a Defined Contribution Plans Master Trust Agreement (the Master Trust) with State Street Bank and Trust Company (State Street) whereby State Street serves as trustee of the Plan (see Note 3). CitiStreet, an affiliate of State Street, serves as record keeper.

Eligibility

Employees are eligible to participate in the Plan following completion of a 90-day period of service (as defined by the Plan) if they are covered by a collective bargaining agreement that provides for participation in the Plan.

Employees who are ineligible to participate in the Plan consist of (a) leased employees, (b) individuals providing services to Waste Management as independent contractors, (c) certain nonresident aliens who have no earned income from sources within the United States of America and (d) individuals who are participants in any other pension, retirement, profit-sharing, stock bonus, thrift or savings plan maintained by Waste Management or the Company other than the Waste Management Pension Plan for Collectively Bargained Employees or such other plans as may from time to time be determined by the Administrative Committee.

Contributions

Participants may contribute from 1 percent to 15 percent of their pre-tax compensation, as defined by the Plan (Employee Contribution), not to exceed certain limits as described in the Plan document. After-tax contributions are not permitted by the Plan. Participants may also contribute amounts representing distributions from other qualified plans (Rollover Contribution). The Plan does not provide for contributions by Waste Management.

Investment Options

The Plan, through its investment in the Master Trust, currently offers six common collective trust funds; a Company common stock fund; a self-managed account (new investment option as of January 8, 2001), which allows participants to select various securities sold on the New York Stock Exchange, American Stock Exchange and NASDAQ; and three asset allocation models, which are balanced among the six common collective trust funds (with aggressive, moderate and conservative investment objectives as investment options), for participants. Several restrictions apply, and a minimum balance is required to participate in the self-managed account. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by participants.

Each participant who has invested in the Company common stock fund has the right to vote the shares of stock in their account with respect to any matter that comes before the shareholders for a vote. Additionally, if a participant invests in the self-managed account, the participant has the right to vote the shares of any common stock, including Company common stock, held in the participant's account.

Vesting

Participants are immediately vested in their Employee Contribution and Rollover Contribution plus earnings thereon.

Participant Accounts

Each participant's account is credited with the participant's Employee Contribution, Rollover Contribution and an allocation of investment income and loss and expenses. Investment income and loss is allocated to the participant's account, based upon the participant's proportionate share of the funds within the Plan.

Payment of Benefits

Upon retirement, disability or termination of employment, participants or, in the case of a participant's death, their designated beneficiaries may make withdrawals from their accounts as specified by the Plan. Effective January 8, 2001, prior to termination, participants who have reached age 59-1/2 may withdraw from the vested portion of their accounts. Distributions are made by a single lump-sum payment or direct rollover. Distributions of accounts invested in Company common stock may be taken in whole shares of common stock or cash.

Effective January 8, 2001, participants may make withdrawals from the pre-tax portion of their accounts, excluding certain earnings, in the event of proven financial hardship of the participant. No more than one hardship withdrawal is permitted in any 12-month period, and the participant is not permitted to contribute to the Plan or any other plans maintained by the Company for 12 months after receiving the hardship distribution.

Loans

Effective January 8, 2001, participants who are active employees may obtain loans of not less than $1,000 and a maximum of 50 percent of the participants' vested accounts (excluding any amounts invested in the self-managed account) immediately preceding the loan grant date. In no event shall a loan exceed $50,000, reduced by the greater of (a) the highest outstanding balance of loans during the one-year period ending on the date before a new loan is made or modified or (b) the outstanding balance of loans on the date a new loan is made or modified. Not more than one loan shall be outstanding at any time. Interest rates and repayment terms are established by the Administrative Committee. Such loans shall be repaid by payroll deduction, or any other method approved by the Administrative Committee, which requires level amortization of principal and repayments no less frequently than quarterly and must be repaid over a period not to exceed five years.

Administrative Expenses

Master Trust administrative expenses, including trustee, investment management and loan administration fees, are generally allocated in proportion to the investment balances of the underlying plans except for loan administration fees, which are charged directly to the account balance of the participant electing the loan. Master Trust administrative expenses are reflected as a reduction of Master Trust investment income and presented as a net investment loss from the Master Trust in the accompanying statement of changes in net assets available for benefits. Plan level administrative expenses, which include primarily record keeping fees, are presented as administrative expenses in the accompanying statement of changes in net assets available for benefits. In 2001, Waste Management elected to pay certain audit and legal fees of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's Administrative Committee to use estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits paid to participants are recorded when paid. The Plan has no amounts pending distribution to participants as of December 31, 2001 and 2000.

Investments

The Plan interest in the Master Trust is reported at fair value based on the initial investment to the Master Trust plus actual deposits and allocated investment income less actual withdrawals and allocated administrative expenses. Company common stock and investments of the self-managed account, held by the Master Trust are valued at the quoted market price as of the financial statement date. The fair values of the common collective trust funds held by the Master Trust are established by State Street based on quoted market prices of the underlying assets. The Master Trust records purchases and sales of securities on a trade-date basis and dividends on the ex-dividend date.

Risks and Uncertainties

The Plan provides for investment in the Master Trust which in turn invests in various common collective trust funds, Company common stock and a self-managed account. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

3. PLAN INTEREST IN THE
MASTER TRUST (UNAUDITED):

The Plan investments are held in the Master Trust along with another Company-sponsored retirement plan, the Waste Management Retirement Savings Plan (the Non-Union Plan). As of December 31, 2001 and 2000, the Plan's interest in the net assets of the Master Trust is less than 0.1 percent.

	2001	2000
Assets-		
Investments, at fair value-		
Active U.S. Small Cap Fund-Series A[a]	$ 54,841,580	$ 53,747,912
International Growth Opportunities Fund-Series A[a]	51,046,906	60,094,623
Daily Bond Market Fund-Series A[a]	112,850,655	92,829,290
Active U.S. Large Cap Core Fund-Series A[a]	114,895,090	112,031,009
Stable Fixed Income Fund for Employee Benefit Trusts[a][b]	215,860,680	198,580,700
S&P 500 Flagship Fund Series[a]	164,986,390	195,862,617
Waste Management, Inc., common stock[a]	122,579,621	110,467,977
Loans to participants[a][c][e]	48,025,740	43,064,671
Other[d]	14,068,739	4,243,838
Total investments	899,155,401	870,922,637
Interest receivable	1,114,915	1,101,724
Cash, noninterest-bearing	18,678	89,422
Total assets	900,288,994	872,113,783
Liabilities-		
Administrative fees payable	865,225	620,639
Total liabilities	865,225	620,639
Total net assets	$899,423,769	$871,493,144
Non-Union Plan interest	$898,872,557	$871,153,032
Plan interest	551,212	340,112

[a]Represents investments that total 5 percent or more of the Master Trust's total net assets.

[b]The Stable Fixed Income Fund for Employee Benefit Trusts (the Fund) includes guaranteed investment contracts (GICs), synthetic GICs and other short-term investments. The Fund is fully benefit-responsive and is recorded at contract value. The fair value of the Master Trust's investment in the Fund, as determined by State Street, at December 31, 2001 and 2000, is approximately $227,800,000 and $202,200,000, respectively. The effective yield of the GICs and synthetic GICs for the year ended December 31, 2001, was 6.31 percent. The crediting interest rate was 6.13 percent and 6.55 percent as of December 31, 2001 and 2000, respectively.

[c]Interest rates from 5.00 percent to 11.00 percent for 2001 and 2000.

[d]Other includes convertible notes (for Non-Union Plan only) and cash equivalents for 2001 and 2000. For 2001, other also includes the self-managed account (excluding amounts invested in Waste Management, Inc., common stock separately shown).

[e]This investment was not an available option under the Plan for 2000.

Income or loss from investments held in the Master Trust for the year ended December 31, 2001, is as follows:

Interest	$ 17,185,617
Dividends	62,355
Other income	446,845
Net investment loss from-	
Common collective trust funds	(37,062,309)
Mutual funds	(192,737)
Net appreciation in fair value of-	
Common stock	16,088,936
Convertible notes	236,138
Total loss	(3,235,155)
Administrative fees	(2,638,206)
Net loss	$ (5,873,361)
Non-Union Plan's interest in net investment loss from the Master Trust	$ (5,820,837)
Plan's interest in investment loss from the Master Trust	(52,524)

4. FEDERAL INCOME TAXES:

The Plan has received a favorable determination letter from the Internal Revenue Service dated November 30, 2001. Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is designed and operating in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the IRC). Therefore, the Administrative Committee believes that the Plan is qualified and the related Master Trust is tax-exempt as of December 31, 2001 and 2000.

5. PLAN TERMINATION:

Although it has not expressed any intention to do so, Waste Management has the right to terminate the Plan subject to the provisions of ERISA.

6. RELATED-PARTY TRANSACTIONS:

The Master Trust invests in shares of common collective trust funds managed by State Street. Master Trust administrative expenses represent amounts paid to State Street or an affiliate. State Street is the trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. In addition, the Master Trust invests in shares of Waste Management, Inc., common stock. Waste Management, Inc., is the parent of Waste Management Holdings, Inc., the Plan's sponsor, and therefore these transactions qualify as party-in-interest transactions.

7. NONEXEMPT TRANSACTIONS:

For the year ended December 31, 2001, certain contributions were not remitted to the Plan within the time frame established by the Department of Labor's Regulation 29 CFR 2510.3-102. As such, these transactions represented nonexempt transactions between Waste Management and the Plan as shown in Schedule II. Interest on these contributions has been remitted to the Plan and allocated to the affected participants at the time of contribution remittance.

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2001

Identity of Issue	Description of Investment	Cost	Current Value
Master Trust*	Plan interest in Master Trust	(a)	$551,212

*Indicates a party in interest to the Plan.
(a)Cost omitted for participant-directed investments.

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

Identity of Party Involved	Relationship to Plan, Employer or Other Party in Interest	Description of Transactions	Amount Loaned[(a)]
Waste Management Holdings, Inc.	Employer	Lending of monies from the Plan to the employer (contributions not timely remitted to the Plan) as follows-	
		Deemed loans various 2000 loan dates, maturities in 2001	$ 9,747
		Deemed loan dated July 27, 2000, maturity of January 31, 2001	20
		Deemed loan dated July 27, 2000, maturity of February 1, 2001	174
		Deemed loan dated July 27, 2000, maturity of March 27, 2001	456
		Deemed loan dated July 27, 2000, maturity of April 2, 2001	72
		Deemed loan dated July 27, 2000, maturity of April 23, 2001	547
		Deemed loan dated July 27, 2000, maturity of April 30, 2001	5
		Deemed loan dated August 3, 2000, maturity of January 31, 2001	99
		Deemed loan dated August 3, 2000, maturity of February 1, 2001	920
		Deemed loan dated August 3, 2000, maturity of March 27, 2001	2,298
		Deemed loan dated August 3, 2000, maturity of April 2, 2001	403
		Deemed loan dated August 3, 2000, maturity of April 23, 2001	2,866
		Deemed loan dated August 3, 2000, maturity of April 30, 2001	229
		Deemed loan dated August 10, 2000, maturity of April 23, 2001	304
		Deemed loan dated August 10, 2000, maturity of April 30, 2001	161
		Deemed loan dated August 24, 2000, maturity of April 23, 2001	77
		Deemed loan dated September 7, 2000, maturity of January 31, 2001	78
		Deemed loan dated September 7, 2000, maturity of February 1, 2001	821
		Deemed loan dated September 7, 2000, maturity of March 27, 2001	1,843

Identity of Party Involved	Relationship to Plan, Employer or Other Party in Interest	Description of Transactions	Amount Loaned[(a)]
		Deemed loan dated September 7, 2000, maturity of April 2, 2001	$ 344
		Deemed loan dated September 7, 2000, maturity of April 23, 2001	2,564
		Deemed loan dated September 7, 2000, maturity of April 30, 2001	133
		Deemed loan dated September 14, 2000, maturity of April 23, 2001	89
		Deemed loan dated October 5, 2000, maturity of January 31, 2001	81
		Deemed loan dated October 5, 2000, maturity of February 1, 2001	766
		Deemed loan dated October 5, 2000, maturity of March 27, 2001	1,813
		Deemed loan dated October 5, 2000, maturity of April 2, 2001	302
		Deemed loan dated October 5, 2000, maturity of April 23, 2001	2,417
		Deemed loan dated October 5, 2000, maturity of April 30, 2001	432
		Deemed loan dated October 19, 2000, maturity of April 30, 2001	8
		Deemed loan dated November 2, 2000, maturity of January 2, 2001	210
		Deemed loan dated November 2, 2000, maturity of January 31, 2001	100
		Deemed loan dated November 2, 2000, maturity of February 1, 2001	816
		Deemed loan dated November 2, 2000, maturity of March 27, 2001	2,101
		Deemed loan dated November 2, 2000, maturity of April 2, 2001	386
		Deemed loan dated November 2, 2000, maturity of April 23, 2001	3,186
		Deemed loan dated November 2, 2000, maturity of April 30, 2001	353
		Deemed loan dated November 9, 2000, maturity of March 27, 2001	33
		Deemed loan dated November 9, 2000, maturity of April 2, 2001	38
		Deemed loan dated November 9, 2000, maturity of April 23, 2001	107
		Deemed loan dated November 30, 2000, maturity of April 23, 2001	38
		Deemed loan dated November 23, 2000, maturity of April 30, 2001	36
		Deemed loan dated December 7, 2000, maturity of January 31, 2001	89
		Deemed loan dated December 7, 2000, maturity of February 1, 2001	781

Identity of Party Involved	Relationship to Plan, Employer or Other Party in Interest	Description of Transactions	Amount Loaned[a]
		Deemed loan dated December 7, 2000, maturity of March 27, 2001	$ 1,773
		Deemed loan dated December 7, 2000, maturity of April 2, 2001	358
		Deemed loan dated December 7, 2000, maturity of April 23, 2001	2,971
		Deemed loan dated December 7, 2000, maturity of April 30, 2001	443
		Deemed loan dated January 2, 2001, maturity of March 27, 2001	400
		Deemed loan dated January 2, 2001, maturity of April 2, 2001	141
		Deemed loan dated January 2, 2001, maturity of April 23, 2001	667
		Deemed loan dated January 2, 2001, maturity of April 30, 2001	119
		Deemed loan dated January 2, 2001, maturity of June 26, 2001	142
		Deemed loan dated January 2, 2001, maturity of October 18, 2001	84
		Deemed loan dated January 3, 2001, maturity of April 23, 2001	683
		Deemed loan dated January 3, 2001, maturity of April 30, 2001	97
		Deemed loan dated January 3, 2001, maturity of June 26, 2001	161
		Deemed loan dated January 3, 2001, maturity of October 18, 2001	68
		Deemed loan dated January 3, 2001, maturity of March 27, 2001	485
		Deemed loan dated January 11, 2001, maturity of April 2, 2001	129
		Deemed loan dated January 11, 2001, maturity of April 23, 2001	861
		Deemed loan dated January 11, 2001, maturity of April 30, 2001	16
		Deemed loan dated January 11, 2001, maturity of June 26, 2001	183
		Deemed loan dated January 11, 2001, maturity of October 18, 2001	58
		Deemed loan dated January 18, 2001, maturity of March 27, 2001	445
		Deemed loan dated January 18, 2001, maturity of April 2, 2001	124
		Deemed loan dated January 18, 2001, maturity of April 23, 2001	874
		Deemed loan dated January 18, 2001, maturity of April 30, 2001	76
		Deemed loan dated January 18, 2001, maturity of June 26, 2001	168

Identity of Party Involved	Relationship to Plan, Employer or Other Party in Interest	Description of Transactions	Amount Loaned[(a)]
		Deemed loan dated January 18, 2001, maturity of October 18, 2001	$ 60
		Deemed loan dated January 25, 2001, maturity of March 27, 2001	438
		Deemed loan dated January 25, 2001, maturity of April 2, 2001	123
		Deemed loan dated January 25, 2001, maturity of April 23, 2001	724
		Deemed loan dated January 25, 2001, maturity of April 30, 2001	54
		Deemed loan dated January 25, 2001, maturity of June 26, 2001	171
		Deemed loan dated January 25, 2001, maturity of October 18, 2001	69
		Deemed loan dated February 8, 2001, maturity of March 27, 2001	421
		Deemed loan dated February 8, 2001, maturity of April 2, 2001	141
		Deemed loan dated February 8, 2001, maturity of April 23, 2001	620
		Deemed loan dated February 8, 2001, maturity of April 30, 2001	76
		Deemed loan dated February 8, 2001, maturity of June 26, 2001	161
		Deemed loan dated February 8, 2001, maturity of October 18, 2001	76
		Deemed loan dated February 15, 2001, maturity of March 27, 2001	356
		Deemed loan dated February 15, 2001, maturity of April 2, 2001	167
		Deemed loan dated February 15, 2001, maturity of April 23, 2001	634
		Deemed loan dated February 15, 2001, maturity of April 30, 2001	76
		Deemed loan dated February 15, 2001, maturity of June 26, 2001	169
		Deemed loan dated February 15, 2001, maturity of October 18, 2001	74
		Deemed loan dated February 22, 2001, maturity of March 27, 2001	418
		Deemed loan dated February 22, 2001, maturity of April 2, 2001	171
		Deemed loan dated February 22, 2001, maturity of April 23, 2001	661
		Deemed loan dated February 22, 2001, maturity of April 30, 2001	99
		Deemed loan dated February 22, 2001, maturity of June 26, 2001	161
		Deemed loan dated February 22, 2001, maturity of July 23, 2001	119

Identity of Party Involved	Relationship to Plan, Employer or Other Party in Interest	Description of Transactions	Amount Loaned[(a)]
		Deemed loan dated February 22, 2001, maturity of October 18, 2001	$ 83
		Deemed loan dated March 1, 2001, maturity of July 23, 2001	78
		Deemed loan dated March 1, 2001, maturity of April 23, 2001	660
		Deemed loan dated March 8, 2001, maturity of April 30, 2001	81
		Deemed loan dated March 8, 2001, maturity of June 26, 2001	150
		Deemed loan dated March 8, 2001, maturity of July 23, 2001	262
		Deemed loan dated March 8, 2001, maturity of October 18, 2001	73
		Deemed loan dated March 15, 2001, maturity of April 23, 2001	722
		Deemed loan dated March 15, 2001, maturity of April 30, 2001	85
		Deemed loan dated March 15, 2001, maturity of June 26, 2001	160
		Deemed loan dated March 15, 2001, maturity of July 23, 2001	106
		Deemed loan dated March 15, 2001, maturity of September 19, 2001	34
		Deemed loan dated March 15, 2001, maturity of October 18, 2001	75
		Deemed loan dated March 22, 2001, maturity of April 23, 2001	713
		Deemed loan dated March 22, 2001, maturity of April 30, 2001	100
		Deemed loan dated March 22, 2001, maturity of June 26, 2001	143
		Deemed loan dated March 22, 2001, maturity of July 23, 2001	203
		Deemed loan dated March 22, 2001, maturity of September 19, 2001	31
		Deemed loan dated March 22, 2001, maturity of October 18, 2001	74
		Deemed loan dated March 29, 2001, maturity of April 23, 2001	28
		Deemed loan dated March 29, 2001, maturity of April 30, 2001	85
		Deemed loan dated March 29, 2001, maturity of June 26, 2001	163
		Deemed loan dated March 29, 2001, maturity of July 23, 2001	256
		Deemed loan dated March 29, 2001, maturity of September 19, 2001	38
		Deemed loan dated April 5, 2001, maturity of June 26, 2001	163

Identity of Party Involved	Relationship to Plan, Employer or Other Party in Interest	Description of Transactions	Amount Loaned[a]
		Deemed loan dated April 5, 2001, maturity of September 19, 2001	$ 28
		Deemed loan dated April 5, 2001, maturity of October 18, 2001	80
		Deemed loan dated April 12, 2001, maturity of August 24, 2001	523
		Deemed loan dated April 12, 2001, maturity of August 28, 2001	124
		Deemed loan dated April 12, 2001, maturity of September 19, 2001	35
		Deemed loan dated April 12, 2001, maturity of October 18, 2001	72
		Deemed loan dated April 19, 2001, maturity of August 24, 2001	535
		Deemed loan dated April 19, 2001, maturity of August 28, 2001	268
		Deemed loan dated April 19, 2001, maturity of September 19, 2001	34
		Deemed loan dated April 19, 2001, maturity of October 18, 2001	74
		Deemed loan dated April 26, 2001, maturity of August 24, 2001	458
		Deemed loan dated April 26, 2001, maturity of August 28, 2001	229
		Deemed loan dated April 26, 2001, maturity of September 19, 2001	30
		Deemed loan dated April 26, 2001, maturity of October 18, 2001	75
		Deemed loan dated May 3, 2001, maturity of August 24, 2001	1,593
		Deemed loan dated May 3, 2001, maturity of August 28, 2001	797
		Deemed loan dated May 3, 2001, maturity of October 18, 2001	69
		Deemed loan dated May 10, 2001, maturity of August 24, 2001	295
		Deemed loan dated May 10, 2001, maturity of August 28 2001	147
		Deemed loan dated May 10, 2001, maturity of October 18, 2001	67
		Deemed loan dated May 17, 2001, maturity of August 24, 2001	354
		Deemed loan dated May 17, 2001, maturity of August 28, 2001	177
		Deemed loan dated May 17, 2001, maturity of October 18, 2001	68
		Deemed loan dated May 24, 2001, maturity of August 24, 2001	355
		Deemed loan dated May 24, 2001, maturity of August 28, 2001	177

Identity of Party Involved	Relationship to Plan, Employer or Other Party in Interest	Description of Transactions	Amount Loaned[(a)]
		Deemed loan dated May 24, 2001, maturity of October 18, 2001	$ 65
		Deemed loan dated May 31, 2001, maturity of August 24, 2001	303
		Deemed loan dated May 31, 2001, maturity of August 28, 2001	151
		Deemed loan dated May 31, 2001, maturity of October 18, 2001	65
		Deemed loan dated June 7, 2001, maturity of August 24, 2001	299
		Deemed loan dated June 7, 2001, maturity of August 28, 2001	150
		Deemed loan dated June 7, 2001, maturity of October 18, 2001	70
		Deemed loan dated June 14, 2001, maturity of August 24, 2001	382
		Deemed loan dated June 14, 2001, maturity of August 28, 2001	191
		Deemed loan dated June 14, 2001, maturity of October 18, 2001	71
		Deemed loan dated June 21, 2001, maturity of August 24, 2001	395
		Deemed loan dated June 21, 2001, maturity of August 28, 2001	198
		Deemed loan dated June 21, 2001, maturity of October 18, 2001	78
		Deemed loan dated June 28, 2001, maturity of August 24, 2001	389
		Deemed loan dated June 28, 2001, maturity of August 28, 2001	194
		Deemed loan dated June 28, 2001, maturity of October 18, 2001	138
		Deemed loan dated July 5, 2001, maturity of August 24, 2001	390
		Deemed loan dated July 5, 2001, maturity of August 28, 2001	195
		Deemed loan dated July 5, 2001, maturity of October 18, 2001	43
		Deemed loan dated July 12, 2001, maturity of October 18, 2001	65
		Deemed loan dated July 19, 2001, maturity of October 18, 2001	65
		Deemed loan dated July 26, 2001, maturity of October 18, 2001	65
		Deemed loan dated August 2, 2001, maturity of October 18, 2001	69
		Deemed loan dated August 9, 2001, maturity of October 18, 2001	45
		Deemed loan dated September 17, 2001, maturity of January 15, 2002	45

Identity of Party Involved	Relationship to Plan, Employer or Other Party in Interest	Description of Transactions	Amount Loaned[(a)]
		Deemed loan dated September 20, 2001, maturity of January 15, 2002	$ 31
		Deemed loan dated September 27, 2001, maturity of January 15, 2002	13
		Deemed loan dated October 11, 2001, maturity of January 15, 2002	39
		Deemed loan dated October 18, 2001, maturity of January 15, 2002	118
		Deemed loan dated October 25, 2001, maturity of January 15, 2002	134
		Deemed loan dated November 1, 2001, maturity of January 15, 2002	161
		Deemed loan dated November 8, 2001, maturity of January 15, 2002	167
		Deemed loan dated November 15, 2001, maturity of January 15, 2002	166
		Deemed loan dated November 21, 2001, maturity of January 15, 2002	203
		Deemed loan dated November 29, 2001, maturity of January 15, 2002	154

(a)Represents employee contributions and earnings through the maturity date that were remitted on the maturity date.

SIGNATURES

The Plan. Pursuant to the requirements of section 15(d) of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

By: Lois B. Martin

Lois B. Martin
Chair of the Administrative Committee

INDEX TO EXHIBITS

Exhibit Number	
23.1	- Consent of Independent Public Accountants
99.1	- Temporary Note 3T to Article 3 of Regulation S-X

EXHIBIT 23.1

ANDERSEN

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 16, 2002, included in this Waste Management Retirement Savings Plan for Bargaining Unit Employees Annual Report on Form 11-K for the year ended December 31, 2001, into Waste Management, Inc.'s previously filed Registration Statement on Form S-8 (Registration No. 333-45062).

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Houston, Texas
May 16, 2002

EXHIBIT 99.1

May 16, 2002

United States Securities and Exchange Commission
Washington, DC 20549

Re: Temporary Note 3T to Article 3 of Regulation S-X

Ladies and Gentlemen:

The Administrative Committee has obtained representation from Arthur Andersen LLP, dated as of May 16, 2002 that states:

"We have audited the statement of net assets available for benefits of the Waste Management Retirement Savings Plan for Bargaining Unit Employees as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended and have issued our report thereon dated May 16, 2002. We represent that this audit was subject to our quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Arthur Andersen LLP personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen LLP is not relevant to this audit."

WASTE MANAGEMENT RETIREMENT SAVINGS
PLAN FOR BARGAINING UNIT EMPLOYEES

By: Lois B. Martin

Lois B. Martin
Chair of the Administrative Committee